UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to                     .

Commission file number: 1-9813

GENENTECH, INC. TAX REDUCTION INVESTMENT PLAN

(Full title of the Plan)

GENENTECH, INC.

(Name of issuer of the securities held pursuant to the Plan)

1 DNA Way, South San Francisco, California 94080-4990
(Address of principal executive offices and zip code)

Genentech, Inc. Tax Reduction Investment Plan
Index to Financial Statements

In this report, “Genentech,” “we,” “us” and “our” refer to Genentech, Inc. “Common Stock” refers to Genentech’s common stock, par value $0.02 per share.

INDEPENDENT AUDITORS’ REPORT

To the Participants and Plan Administrative Committee of the
Genentech, Inc. Tax Reduction Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Genentech, Inc. Tax Reduction Investment Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Palo Alto, California
May 14, 2004

Genentech, Inc. Tax Reduction Investment Plan
Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
ASSETS
Investments, at fair value	$406,243,596	$268,603,284
Cash	556	56,985

Receivables
Contribution receivable from Genentech, Inc.	15,904,378	13,646,478
Investment income receivable	365	207

Total receivables	15,904,743	13,646,685

Total assets	422,148,895	282,306,954

LIABILITIES
Amounts due to broker	—	75,975

Net assets available for benefits	$422,148,895	$282,230,979

See accompanying notes.

Genentech, Inc. Tax Reduction Investment Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2003
ADDITIONS
Investment income
Interest and dividends	$4,245,203
Realized and unrealized gain, net	90,124,544

Total investment income	94,369,747

Contributions
Employee	35,361,196
Employee Rollover	7,341,723
Employer	15,904,378

Total contributions	58,607,297

Total additions	152,977,044

DEDUCTIONS
Benefit payments	(13,039,169)
Administrative expenses	(19,959)

Total deductions	(13,059,128)

Net increase	139,917,916
Net assets available for benefits
Beginning of year	282,230,979

End of year	$422,148,895

See accompanying notes.

Genentech, Inc. Tax Reduction Investment Plan
Notes to Financial Statements
December 31, 2003

(1) DESCRIPTION OF THE PLAN

General

     The following description of the Genentech, Inc. Tax Reduction Investment Plan (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

     The Plan is a defined contribution plan and was established, effective January 1, 1985, by Genentech (the “Plan Sponsor”) for the benefit of its eligible employees. Effective January 1, 2002, the Plan was amended and restated to adopt certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The Plan is based on employee systematic salary reductions. The employee’s salary is reduced by the elected savings amount (“salary deferral contributions”) on a pre-tax basis, which may also include age 50 catch-up and annual bonus deferral contributions. This amount is then invested by the Plan based on the employee’s investment elections. An individual employee’s account is credited with earnings or losses on a pro rata basis as the actual investment funds report their earnings performance.

     Individuals eligible to participate under the Plan must be employees of Genentech or employees of an affiliate of Genentech that adopts the Plan with the approval of the Board of Directors. Such employees become eligible immediately upon hire. However, the following employees or classes of employees are not eligible to participate: (i) any employee who is classified as temporary by Genentech, unless such employee has completed at least 1,000 hours of service in a 12-month period beginning on his or her hire date or any anniversary thereof; (ii) any part-time employee normally scheduled to work less than 20 hours per week, unless such employee has completed at least 1,000 hours of service in a 12-month period beginning on his or her hire date or any anniversary thereof; (iii) any employee who is a member of a collective bargaining unit and who is covered by a collective bargaining agreement where retirement benefits were the subject of good faith bargaining, unless the agreement specifically provides coverage of such employee under the Plan; (iv) any individual employed by any corporation or other business entity that is merged or liquidated into Genentech, unless Genentech designates such employees as eligible employees; (v) any employee paid from a non-U.S. payroll; or (vi) any employee classified or treated as an independent contractor, consultant, leased employee (as defined under the Internal Revenue Code of 1986, as amended (“the Code”)), or an employee of an employment agency or other entity, even if subsequently determined to have been a common-law employee of Genentech.

Contributions

     We match 100% of an employee’s salary deferral contributions, up to a maximum of 4% of such employee’s eligible compensation (“the Match”). All participants employed by Genentech on December 31 (“the Effective Date”) are eligible for the Match, which is funded in cash in the first quarter of the subsequent year.

     Salary deferral contributions are accrued and vested when deducted from employee pay; the Match is accrued and fully (100%) vested on the Effective Date; and qualified rollover contributions are recorded and fully (100%) vested when received by Fidelity Management Trust Company (the “Plan Trustee”). All contributions are invested pursuant to participants’ directions to the Plan Trustee after receipt of contributions by the Plan Trustee. Participants may change the amount of contributions (as a percentage reduction of pre-tax eligible compensation) at any time by contacting the Plan Trustee. Transfers between funds and changes in investment allocations can be made at any time, up to ten times per year, effective upon direction by the participant to the Plan Trustee.

     Subject to limitations of the Code, participants in the Plan could elect to defer up to the lesser of $12,000 or 25% of his or her eligible compensation in 2003 and $11,000 or 25% of his or her eligible compensation in 2002.

(1) DESCRIPTION OF THE PLAN (continued)

Investment Options

     Each participant can direct the investment of his or her contributions and Genentech’s Match to any available investment funds of the Plan (or any combination thereof). The Plan currently offers investments in the Company’s common stock, mutual funds and money market funds. In 2003, the Brokerage Link was added as an investment option. Brokerage Link balances consist of common stocks, mutual funds and money market funds. A detailed description of these investment fund options is provided in the Plan document.

Participant Accounts

     Each participant’s account is credited with the participant’s contribution, the Match and Plan earnings. All amounts contributed to the Plan are deposited in a trust account with the Plan Trustee. The Plan Trustee has blanket bond insurance covering the full market value of the securities and investments in its custody. Generally, the Plan Trustee’s fees and expenses are paid by the Plan Sponsor and are not charged to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

     Loans are made to Plan participants at fixed interest rates (presently 2% above the then-current bank prime interest rate), subject to certain restrictions, principally related to a participant’s account balance, permissible loan amount, and repayment through payroll withholding. Loans are repaid through monthly payroll deductions over three or five years, or fifteen years if the purpose of the loan is to purchase a participant’s principal residence.

Conditions of Withdrawal

     Distributions under the Plan are made upon a participant’s death, disability, retirement or other termination of employment with us, attainment of age 70-1/2 (applicable only to participants who own 5% or more of Genentech’s stock), or authorized exercise of his or her withdrawal rights under the Plan. Upon termination, a participant must consent to a distribution if his or her account balance under the Plan does not exceed and has not exceeded $5,000. Distributions are made upon receipt of the participant’s or beneficiary’s election directing the method of distribution.

     Anytime prior to termination of employment with us, the Plan administrative committee may grant a participant’s request for a withdrawal from the participant’s account if the Plan administrative committee makes a determination that such withdrawal is necessary in light of the immediate and heavy financial needs of the participant and is in accordance with the requirements of the Code and regulations promulgated thereunder. In addition, a Plan participant may withdraw up to the entire balance of his or her Plan account if over age 59-1/2 at the time of withdrawal.

Plan Termination

     Our Board of Directors has the right under the Plan to alter, amend or terminate the Plan, or any part of the Plan. If the Plan is terminated, the interests of all Plan members would remain fully (100%) vested and nonforfeitable. The balances credited to their accounts would remain with the Plan Trustee until the balances become distributable in accordance with the Plan.

Administrative Expenses

     The Company pays for the Plan administrative expenses not related to loans. Fees related to the administration of the loans are deducted from each of the applicable participant’s account.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

     The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition

     Investments are stated at fair value at year-end. Investments in mutual funds are valued at the last quoted price on the last business day of the year, which for the mutual funds represents the net asset values of shares held by the Plan at year-end. Money market funds are valued on the basis of historical cost, plus accrued interest, which approximates fair value. Participant loans are valued at their outstanding balance, which approximates fair value. Genentech common stock and common stocks in the Brokerage Link account are valued at the quoted market price on the last day of the plan year. All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.

Use of Estimates

     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

     The Plan provides for various investment options in common stock, mutual funds and money market funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(3) INVESTMENTS

     The Plan Trustee holds the Plan’s investments and executes all investment transactions. During 2003, the Plan’s investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized
Appreciation (Depreciation) in
Fair Value of Investments
Common stock	$27,706,867
Mutual funds	62,419,873
Options	(2,196)

$90,124,544

(3) INVESTMENTS (continued)

     The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31,
	2003	2002
Fidelity U.S. Equity Index Pool	$61,908,930	$(3)
Fidelity Magellan Fund	60,893,941	48,706,247
Fidelity Growth Company Fund	55,137,354	35,080,758
Genentech Common Stock	36,265,954	16,188,347
Fidelity Balanced Fund	34,428,781	(4)
Fidelity Retirement Money Market Portfolio	34,280,329	33,523,569
PIMCO Total Return Fund	27,135,834	(4)
Neuberger & Berman Genesis Trust	23,519,266	(4)
Fidelity Growth and Income Portfolio	(1)	39,026,568
Fidelity Spartan U.S. Equity Index Portfolio	(1)	18,985,114
Janus Worldwide Fund	(2)	15,104,919

(1)	This investment option was discontinued in 2003.

(2)	The fair value of this investment did not exceed 5% of the Plan’s net assets at December 31, 2003.

(3)	This investment option did not exist at December 31, 2002.

(4)	The fair value of this investment did not exceed 5% of the Plan’s net assets at December 31, 2002.

(4) INCOME TAX STATUS

     The Plan has received a determination letter from the Internal Revenue Service dated March 18, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code.

(5) RELATED PARTY TRANSACTIONS

     Transactions in shares of Genentech common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2003, the Plan made purchases of approximately $6.7 million and sales of approximately $13.9 million of Genentech common stock on behalf of its employees. In addition, the Plan made in-kind transfers of Genentech common stock to participants of approximately $0.4 million during 2003.

(6) SUBSEQUENT EVENTS

     The Plan was amended, effective January 1, 2004 to adjust the Company Match of 100% of salary deferral contributions from up to a maximum of 4% to up to a maximum of 5% of eligible compensation and to provide an automatic Company contribution to every employee’s account of 1% of his or her eligible compensation, regardless of whether or not the employee participates actively in the Plan.

     The Board of Directors approved a two-for-one stock split of Genentech’s common stock in the form of a stock dividend of one share of Genentech common stock for each share held at the close of business on April 28, 2004. Genentech common stock began trading on a split-adjusted basis on May 13, 2004. All information in this report relating to the number of shares and price per share of Genentech common stock held by the Plan are presented on a pre-split basis.

Genentech, Inc. Tax Reduction Investment Plan
EIN: 94-2347624, Plan #001
Schedule H, Line 4i — Schedule of Assets (Held At End of Year)
December 31, 2003

(a)	(b)	(c)		(e)
		Description of investment
		including maturity date, rate of
	Identity of issuer, borrower,	interest, collateral, par, or		Current
	lessor or similar party	maturity value	(1)	Value
	Mutual Funds:
*	Fidelity Magellan Fund	623,020 shares		$60,893,941
*	Fidelity Growth Company Fund	1,101,205 shares		55,137,354
*	Fidelity Balanced Fund	2,055,450 shares		34,428,781
*	Fidelity Diversified International Fund	385,644 shares		9,301,722
*	Fidelity Freedom Income Fund	25,044 shares		277,748
*	Fidelity Freedom 2000 Fund	10,107 shares		119,061
*	Fidelity Freedom 2010 Fund	233,420 shares		3,039,124
*	Fidelity Freedom 2020 Fund	313,015 shares		4,075,455
*	Fidelity Freedom 2030 Fund	245,244 shares		3,175,908
*	Fidelity Freedom 2040 Fund	151,743 shares		1,147,175
*	Fidelity International Government Income Fund	216,494 shares		2,227,719
*	Fidelity U.S. Equity Index Pool	1,833,252 shares		61,908,930
	PIMCO Total Return Fund	2,533,691 shares		27,135,834
	Clipper Fund	159,504 shares		14,031,549
	Neuberger & Berman Genesis Trust	635,141 shares		23,519,266
	RS Emerging Growth Fund	281,923 shares		7,922,043
	Janus Worldwide Fund	458,860 shares		18,143,341
	Domini Social Equity Fund	67,619 shares		1,846,665
	Money Market Funds:
*	Fidelity Retirement Money Market Portfolio	34,280,329 shares		34,280,329
*	Fidelity Institutional Cash Portfolio	329,171 shares		329,171
*	Genentech Common Stock	387,581 shares		36,265,954
	Assets in Brokerage Link Accounts	(2)		2,063,113
*	Participant Loans	(3)		4,973,413

	Total Investments			$406,243,596

(1)	Cost information is not provided as all investments are participant directed.

(2)	Various investments, including common stocks, mutual funds and money market funds.

(3)	Maturing at various dates through 2018 at interest rates ranging from 6.00% to 11.50%.

*	Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Genentech, Inc. Tax Reduction Investment Plan
by Genentech, Inc., Plan Administrator

Date: June 10, 2004	/s/ LOUIS J. LAVIGNE, JR.

Louis J. Lavigne, Jr.
Executive Vice President and Chief Financial Officer and Plan Administrative Committee Member for Genentech, Inc. Tax Reduction Investment Plan

Date: June 10, 2004	/s/ THOMAS T. THOMAS II

Thomas T. Thomas II
Treasurer and Plan Administrative Committee Member for Genentech, Inc. Tax Reduction Investment Plan

Genentech, Inc. Tax Reduction Investment Plan
Index of Exhibits Filed with Form 11-K
For the Year Ended December 31, 2003

Exhibit
Number	Description
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, filed with this document